November 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood

Erin Purnell

Re:	Globis Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 10, 2020
CIK No. 1823383

Ladies and Gentlemen:

This letter is submitted on behalf of Globis Acquisition Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 23, 2020 regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on November 10, 2020 (the “Registration Statement”). For ease of reference, the comment in the Staff’s letter is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted November 10, 2020

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the

sole and exclusive forum, page 29

1.	We note your response to prior comment one. Please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 29.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.

cc:	Paul Packer, Chief Executive Officer, Globis Acquisition Corp.
Rick Werner, Esq., Haynes and Boone LLP